Ron-As we discussed, I’m attaching selected pages of the General Finance Corporation preliminary proxy statement which reflect the changes that we propose to incorporate into the definitive proxy statement in response to the Staff’s comment letter of earlier today. We believe that the changes include all of the additional disclosures and corrections requested in the Staff’s letter. We are happy to “upload” the attached pages to the Edgar system as you requested, but need to discuss with you how to accomplish this, since our financial printer is not familiar with this process.
Please call me as soon as possible tomorrow morning after you have had a chance to review the attached pages. Assuming the changed pages are in order, we will file later tomorrow the definitive proxy statement incorporating the changed pages along with our formal response letter to the Staff.
Thanks for your prompt attention to this matter.
Dale E. Short
(310) 789-1259 — Fax (310) 789-1459
dshort@troygould.com
Troy & Gould PC
1801 Century Park East, Suite 1600
Los Angeles, CA 90067-2367
www.troygould.com

below in this section and “Directors and Management Following the Acquisition” elsewhere in this proxy statement.

Compensation Philosophy and Objectives

The board of directors of RWA is responsible for establishing, implementing and monitoring RWA’s executive compensation program. RWA’s executive compensation program is designed to reward the achievement of RWA’s annual, long-term and strategic goals, as well as to attract and retain superior people in key positions by providing compensation that is reasonable and competitive relative to the compensation paid to similarly situated executives in Australia. In order to achieve these objectives, RWA provides its executives, including the “named executive officers” identified in the Summary Compensation Table, below, both cash and stock-based compensation that rewards performance measured against established goals.

Historically, RWA has not utilized outside consultants in connection with its executive compensation matters. In 2006, however, RWA’s board of directors engaged Godfrey Remuneration Service, an outside executive compensation consulting firm, or Godfrey, to advise the board with respect to the compensation of Robert Allan, RWA’s newly appointed Chief Executive Officer. Michael Baxter, who previously served as RWA’s Chief Executive Officer, was one of the founders and principal management shareholders of RWA. In connection with the appointment of Mr. Allan to succeed Mr. Baxter, the RWA board of directors engaged Godfrey to make a recommendation to the board regarding the compensation of a non-shareholder Chief Executive Officer such as Mr. Allan. In particular, the board directed Godfrey to review the compensation of non-shareholder chief executives of other Australian companies with annual revenues of between approximately AUS$60 million and AUS$100 million and with approximately 100 employees, and to make a recommendation to the RWA board regarding Mr. Allan’s base salary. Godfrey reviewed the executive compensation practices of listed companies on the Australia Stock Exchange, which in Godfrey’s assessment generally represented the most effective comparable market for top executive talent in Australia. In particular, it looked at the executive compensation of approximately 38 companies with a market capitalization of between AUS$15 million to AUS$100 million, although as a private company there was no similar market cap data available for RWA. Godfrey also reviewed executive compensation data reported in the 2005 Australian Institute of Management Large Companies Salary Survey, focusing primarily on companies with annual revenues of between AUS$20 million and AUS$100 million. Godfrey performed a general survey of the compensation practices of the companies it reviewed, and did not utilize specific compensation or other benchmarks. Based upon its review, Godfrey recommended a base annual salary for Mr. Allan of approximately $299,400, which represented the exact midpoint (i.e., 50th percentile) between the low and the high ends of the range of salaries within the group of companies reviewed by Godfrey. Based upon this advice, and in consultation with Mr. Allan, the RWA board determined to adopt Godfrey’s recommendation, but to phase-in the recommended salary over time and predicated on Mr. Allan’s satisfactory performance as Chief Executive Officer. Commencing March 1, 2006, Mr. Allan’s base salary was increased from approximately $173,360 to approximately $220,640; and commencing July 1, 2006, it was increased further to approximately $236,400. The board of directors of RWA currently is considering implementing the final increase in Mr. Allan’s compensation to the full recommended $299,400, which increase is expected to be made effective retroactively to the beginning of RWA’s current fiscal year that commenced on July 1, 2007.

RWA has not implemented or offered any retirement plans, pension benefit or deferred compensation plans for its executive officers.

Setting Executive Compensation

Historically, the board of directors of RWA as a whole has established RWA’s executive compensation in consultation with RWA’s Chief Executive Officer during May or June of each year, in conjunction with RWA’s annual budgeting process. As part of this process, RWA’s Chief Executive Officer, in consultation with RWA’s Chief Financial Officer, recommends to the board of directors a budgeted amount of aggregate annual executive compensation, which typically includes a recommended increase in aggregate compensation (as adjusted for any new hires and other changes in executive personnel) at or slightly above the increase in the Australian national consumer price index over the prior year. Once the aggregate executive compensation budget is approved by the RWA board of directors, the Chief Executive Officer, in consultation with RWA’s Chief Financial Officer and consistent with the requirements of any written employment agreements with RWA’s executives, submits to the RWA board his recommendations with regard to the base salaries and annual cash bonuses of each of the individual executives. The board of directors of RWA, in its discretion, is free to adopt or modify the recommendations of the Chief Executive Officer.

Executive Compensation Components

For the fiscal years ended June 30, 2006 and 2007, the main elements of compensation for the named executive officers were:

•	annual base salary;

•	annual incentive cash bonus program; and

•	historical stock option-based equity incentives.

RWA’s long-term compensation has consisted solely of one-time awards of stock options under its 2004 Employee Stock Option Plan, or ESOP. The ESOP was established in 2004 in conjunction with the purchase of Royal Wolf by Equity Partners, the private equity firm and former majority shareholder of RWA.

The board of directors of RWA follows no particular policy for the allocation of executive compensation between long-term compensation and current annual compensation. The RWA board also has no established policy with respect to the allocation between cash and non-cash compensation. The stock options previously granted by RWA were determined by the directors who were serving on the board of RWA in 2004, including board representatives of Equity Partners, in consultation with senior management and the individual executives, including new hires such as Mr. Allan. The amount of options granted to each named executive officer was determined arbitrarily, and the options were to become vested and exercisable only in conjunction with a “realization event” such as a sale or merger of RWA. As such, the option grants bore no relationship to any other long-term goals of RWA or correlation with a possible decline in the value of RWA or any cost to RWA or benefit to the executives.

Base Salary

RWA provides executive officers a base salary to compensate them for services rendered during the fiscal year and in order to remain competitive in attracting and retaining qualified executives. Base salary for each named executive officer is determined based primarily on the negotiated base salaries called for in the executive’s written employment agreement, as adjusted based upon the board’s review of the executive’s compensation and the performance of the executive. Merit-based or inflation-based salary adjustments are considered annually as part of the board’s year-end review process in conjunction with the annual budget and performance forecasting of management, which is generally conducted during May of each year. As a general rule, base salaries constitute between approximately 70% to 90% of the maximum total annual compensation of RWA’s executive officers, including the incentive cash bonuses described below.

Incentive Cash Bonus Program

The RWA board of directors has established an annual incentive cash bonus program under which each executive officer is eligible to receive a cash bonus representing up to approximately 10% to 30% of his total annual cash compensation based upon RWA’s achievement of annual EBITDA targets discussed below and the satisfaction of “key performance indicators” established separately for each executive officer. Of this cash bonus amount, a percentage ranging from approximately 70% to 100% is based upon RWA’s achievement of annual EBITDA targets. At 90% of the target EBITDA levels, executive officers generally are awarded approximately one-third of that portion of their target bonus amount attributable to the achievement of the EBITDA targets. This percentage increases on a sliding scale to up to 100% of such bonus amount if RWA achieves 100% of the performance target. The executive officers also generally can receive up to 120% of the portion of their target bonuses attributable to RWA’s achievement of the target EBITDA if RWA’s actual EBITDA equals or exceeds 120% of the target. The balance of the maximum potential bonus is based upon the satisfaction of the key performance indicators established for each executive officer. Key performance indicators may include such matters as achievement of targeted revenues for particular products, development of employee training programs, development or implementation of other new business initiatives, and the executive officers’ individual job performance. The determination of whether non-quantitative key performance indicators have been satisfied is made by the RWA board of directors in its discretion. Key performance indicators related to individual job performance generally are deemed to have been met unless an executive officer has been put on notice of specific performance-related problems. For more information regarding the particular bonuses and key performance indicators for each of the named executive officers, see the “Grants of Plan-Based Awards” table below in this section.

The target EBITDA levels for the award of cash bonuses for 2006 and 2007 were established by the RWA board in consultation with the Chief Executive Officer in conjunction with RWA’s budgeting process for the fiscal year in question. In connection with the development of RWA’s annual budgets, target EBITDA is established using assumptions concerning revenues and other factors that have a direct and measurable effect upon RWA’s financial and operating performance. EBITDA for this purpose is measured by RWA’s net income as shown on its annual audited financial statements, before deduction for interest, income taxes, depreciation and amortization as reflected in such financial statement. The targeted EBITDA for fiscal 2007 was approximately $11.7 million, which was approximately two times RWA’s actual EBITDA for fiscal 2006.

No cash bonuses were paid for 2006 in light of RWA’s achievement of less than 90% of its target EBITDA for 2006. RWA’s audited financial statements have not yet been completed for the fiscal year ended June 30, 2007. Based upon actual EBITDA for the first three quarters of fiscal 2007 and estimated fourth quarter EBITDA, management of RWA believes that RWA will achieve at least 90% of its target EBITDA and, therefore, that RWA will pay cash bonuses to its executive officers for fiscal 2007. The extent to which RWA will pay such cash bonuses will not be determined, however, until RWA’s actual EBITDA for fiscal 2007 is finally determined in approximately September of this year. The actual cash bonuses also will depend upon the determination of RWA’s board of directors regarding the executive officers’ achievement of their respective key performance indicators, which also is expected to occur in September.

In addition to its annual incentive cash bonus program, the RWA board of directors in its discretion may award “super” bonuses to executive officers based upon the achievement of extraordinary business objectives of RWA established by the board. Mr. Allan, RWA’s Chief Executive Officer, is eligible for such a bonus for 2007.

Equity-Based Incentives

In 2004, the board of directors of RWA established the ESOP in connection with the buyout of Royal Wolf by Equity Partners and the management shareholders of RWA. The purpose of the ESOP was to enable RWA to afford its executive officers an appropriate stake in the success of Royal Wolf following the buyout.

The initial stock option awards to the executive officers of RWA were determined arbitrarily by the board of directors of RWA in consultation with senior management, including Michael Baxter, the former Chief Executive Officer and founding shareholder of RWA, and the individual officers. In addition to the initial stock option awards, some number of stock options were reserved for future grant to new hires. Peter McCann, the Chief Financial Officer of RWA, also received from RWA’s former majority shareholder, Equity Partners, a separate stock option with respect to shares that were held by Equity Partners. This option award was determined by arm’s-length negotiation between Equity Partners and Mr. McCann.

All of the stock option grants were subject to vesting requirements and were exercisable at nominal prices only upon a “realization event.” The purpose of all of the stock option awards was to afford the executive officers an appropriate incentive to increase the value of RWA and help to accomplish a realization event and to share in the proceeds of such an event. All of the stock options have been terminated and paid out as described below in the “Options Exercised” table.

Summary Compensation Table

The following table summarizes the compensation paid or accrued for 2006 and 2007 with respect to RWA’s Chief Executive Officer and Chief Financial Officer and to RWA’s three other most highly compensated executive officers who were serving as such on June 30, 2007:

				Non-Equity Incentive
			Salary	Plan Compensation	Bonus	Total
Name and Principal Position	Year		($)	($)(1)	($)	($)

Robert Allan	2007		236,402	—	—	236,402
Chief Executive Officer	2006		177,568	—	—	177,568
Peter McCann	2007		213,075	—	—	213,075
Chief Financial Officer	2006		204,880	—	—	204,880
James Warren	2007		204,880	—	—	204,880
Chief Operating Officer	2006		191,484	—	—	191,484
Anthony Moore	2007		173,360	—	—	173,360
Executive General Manager	2006	(2)	122,805	—	—	122,805
Greg Baker	2007		172,918	—	—	172,918
Controller	2006		162,260	—	—	162,260

(1)	Represents incentive cash bonuses based upon RWA’s achievement of target EBITDA levels as reflected in RWA’s annual audited financial statements and the satisfaction of individual key performance indicators. The bonus awards, if any, for 2007 are expected to be made in September 2007.

(2)	Mr. Moore joined RWA in September 2005.

Grants of Plan-Based Awards Table

The following table sets forth information regarding RWA’s incentive cash bonus plan for fiscal 2007:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
		Threshold	Target	Maximum
Name	Grant Date	($)(2)	($)(3)	($)(4)

Robert Allan(5)	01/01/06	52,400	79,000	241,325	(6)
Chief Executive Officer
Peter McCann(7)	01/01/06	16,500	39,000	47,674
Chief Financial Officer
James Warren(8)	01/01/06	28,600	87,000	118,200
Chief Operating Officer
Anthony Moore(9)	01/01/06	17,000	28,000	35,460
Executive General Manager
Greg Baker(10)	01/01/06	10,500	20,000	26,595
Controller

(1)	Assumes that the named executive officers satisfy all of their respective key performance indicators, which are indicated by footnote below. The achievement of all non-quantitative key performance indicators will be determined by the RWA board of directors in its discretion.

(2)	The amounts shown are based upon RWA’s achievement of 90%, or approximately $10.5 million, of its target EBITDA of approximately $11.7 million for fiscal 2007.

(3)	The amounts shown are based upon RWA’s achievement of 100% of its target EBITDA of approximately $11.7 million for fiscal 2007.

(4)	The amounts shown are based upon RWA’s achievement of at least 120%, or approximately $14.0 million, of its target EBITDA for fiscal 2007.

(5)	Mr. Allan’s bonus is conditioned upon the achievement of the following minimum performance targets: RWA’s achievement of at least 85%, or approximately $9.9 million, of its target EBITDA for 2007 and satisfaction by RWA of all of its bank debt covenants on a quarterly basis. Assuming these minimum performance targets are met, approximately 50% of Mr. Allan’s 2007 bonus will be based upon RWA’s achievement of 100% of its target EBITDA. The balance of Mr. Allan’s bonus is based primarily upon the satisfaction of the following key performance indicators: The achievement of so-called core revenues of approximately $34.1 million at RWA’s Customer Service Centers, or CSCs (17.5%); the achievement of CSC new product volume target revenues of approximately $5.8 million (10%); development of an organizational plan to position RWA for a liquidity event (5%); and the roll-out of new business initiatives relating to business improvements (17.5%).

(6)	Includes a “super” bonus of up to approximately $162,325 based upon the satisfaction of the RWA board of directors with the overall performance of RWA and RWA’s achievement of EBITDA substantially in excess of its target EBITDA for 2007 as follows: Excess EBITDA of $394,000 to approximately $1.2 million, a $39,400 super bonus; excess EBITDA of approximately $1.2 million to approximately $1.8 million, an additional super bonus of 7.5% of such excess; and excess EBITDA of more than approximately $1.8 million, an additional super bonus of 10% of such excess, but not to exceed the maximum total super bonus of approximately $162,325.

(7)	Approximately 60% of Mr. McCann’s 2007 bonus is based upon RWA’s achievement of its target EBITDA. The balance of Mr. McCann’s bonus is based upon the satisfaction of the following key performance indicators: Completion of the year-end audit (5%); expense management (10%); cash flow and debt level management (15%); and Mr. McCann’s individual job performance (10%).

(8)	All of Mr. Warren’s 2007 bonus is conditioned upon the satisfaction of the following key performance indicators: RWA’s satisfaction of all debt covenants and financial obligations to lenders and others.

(9)	Approximately 30% of Mr. Moore’s 2007 bonus is based upon RWA’s achievement of its target EBITDA. The balance of Mr. Moore’s bonus is based upon the satisfaction of the following key performance indicators: The achievement of total budgeted CSC revenues of approximately $54.4 million (50%); and Mr. Moore’s individual job performance (20%).

(10)	Approximately 70% of Mr. Baker’s 2007 bonus is based upon RWA’s achievement of its target EBITDA. The balance of Mr. Baker’s bonus is based upon the satisfaction of the following key performance indicators: Mr. Baker’s individual job performance.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards as of June 30, 2007 for any of RWA’s named executive officers.

Options Exercised

The following table sets forth certain information regarding the exercise and vesting of equity awards during fiscal year 2007 and the amount realized on such exercise and vesting for each of the named executive officers:

	Option Awards
	Number of Shares	Value Realized
	Acquired On Exercise	on Exercise
Name	(#)	($)(1)

Robert Allan	44,570	334,719	(2)
Peter McCann	43,203	325,940
Greg Baker	50,000	375,498	(3)

(1)	The table assumes that the value of the shares was equal to the amount paid to the option holders in connection with Bison-GE’s purchase of RWA shares on March 29, 2007 and any additional amounts, which are indicated by footnote, payable to the option holders in connection with the completion of the Royal Wolf acquisition. The amounts paid or payable to the option holders were based upon the purchase price for the RWA shares paid or payable by Bison-GE and us.

(2)	Of the amount shown, $83,683 was payable as of July 31, 2007.

(3)	Of the amount shown, $75,100 was payable as of July 31, 2007.

Employment Agreements

RWA has written employment agreements with each of the named executive officers. The employment agreements have no severance pay provisions, but require a minimum notice period of between three and six months for termination of the named executive officer. For a discussion of RWA’s employment agreement with Robert Alan, who will be one of our executive officers following the Royal Wolf acquisition, see the discussion under “Our Management Following the Acquisition — Employment Agreements” in this proxy statement.

Quantification of Termination Payments and Benefits

The table below reflects the amount of compensation payable to each of RWA’s named executive officers in the event of termination of such executive’s employment by his voluntary resignation or termination, by RWA’s termination of the executive’s employment without prior written notice as called for in the named executive officer’s employment agreement, including termination following a change in control, and in the event of the executive’s death or permanent disability. The amounts assume that such termination was effective as of June 30, 2006, and thus are estimates only of the amounts which would be paid out to RWA executives upon their termination. The actual amounts to be paid out can only be determined at the time of the termination of employment.

Termination Payments and Benefits

		Termination by RWA
		w/o Prior Written
		Notice, Whether
		before or After
		Change in	Voluntary
Name	Benefit	Control	Termination	Death	Disability

Robert Allan	Base Salary	$118,200	—	—	—
Chief Executive Officer
Peter McCann	Base Salary	$53,269	—	—	—
Chief Financial Officer
James Warren	Base Salary	$51,220	—	—	—
Chief Operating Officer
Anthony Moore	Base Salary	$43,340	—	—	—
Executive General Manager
Greg Baker	Base Salary	$43,230	—	—	—
Controller

Director Compensation

The following table sets forth the compensation paid to RWA’s directors for fiscal 2007:

Director Compensation Table

Fees Earned or
Paid in Cash
Name	($)

Paul Jeffrey	$28,368(1)
Rajeev Dhawan	$51,566(2)
Richard Gregson	$51,566(2)
Michael Baxter	$7,092(3)
Douglas Trussler	$7,092(3)
Andreas Hildebrand	$7,092(3)

(1)	Represents monthly cash retainers.

(2)	Includes monthly cash retainers for nine months’ service as a director and approximately $30,290 for services related to the acquisition of Royal Wolf.

(3)	Represents monthly cash retainers for three months’ service as a director.

RWA historically has paid a cash retainer to its non-employee directors for each month they serve as directors. In fiscal 2007, the monthly retainer was approximately $2,364. RWA sometimes pays additional cash amounts to its non-employee directors if they perform services for RWA above and beyond those normally expected of non-employee directors. Messrs. Dhawan and Gregson each received such additional cash amounts for 2007 for services rendered in connection with the Royal Wolf organization. RWA also reimburses its directors for out-of-pocket expenses, including travel, meals and lodging expenses, if any, incurred by them in the performance of their services as directors.

Following the Royal Wolf acquisition, we do not intend to compensate the directors of RWA, apart from any compensation that they may receive for also serving on our board of directors.

Related Party Transactions

During fiscal 2007, there were no transactions or proposed transactions between RWA and any “related person” within the meaning of Item 404 of Regulation S-K of the SEC’s rules and regulations. Any proposed related-person transaction would be subject to the review and approval or ratification by the board of directors of RWA after disclosure of all pertinent information regarding the interest in the transaction of the related person. The board of directors of RWA has not sought to specifically define the types of transactions that are covered by such policy, and has not reduced to writing its review and approval policies regarding related-person transactions. Following the acquisition of Royal Wolf, all related-party transactions by RWA will be governed by our policies regarding review and approval of such transactions.

Future Compensation Policies and Procedures

Following the Royal Wolf acquisition, we intend to continue RWA’s existing compensation arrangements with its named executive officers pending our review and assessment of our overall executive compensation policies and practices, including those relating to Royal Wolf. It is contemplated that RWA’s named executive officers will participate in our 2006 Stock Option Plan, but no decisions have been made regarding option grants or other future compensation of the RWA executive officers. All decisions regarding the compensation of our executive officers, including executive officers of RWA, will be made by the compensation committee of our board of directors in accordance with its executive compensation policies and procedures adopted from time to time. Such future policies and procedures have yet to be established, but will be consistent in all respects with the SEC’s rules and regulations and the AMEX requirements and the provisions of any written employment agreements between RWA and its executive officers. Such future policies and procedures will not necessarily bear any relationship with RWA’s historical executive compensation policies and procedures described above.

Except as described above, we have no current agreements or understandings with respect to the compensation of RWA’s named executive officers following the acquisition.

The named executive officers have been or will be paid the amounts shown in the “Options Exercised” table above in this section of the proxy statement in connection with the acquisition of Royal Wolf. Except for those payments, none of the named executive officers of RWA will receive any compensation or other benefit relating to the completion of the Royal Wolf acquisition.

In connection with the vote required for any business combination, our existing stockholders have agreed to vote their shares of common stock they owned prior to this offering in accordance with the majority of the shares of our common stock sold in this offering voted by the public stockholders. In addition, our officers and directors have agreed to waive their rights to participate in any liquidation from the trust account, but only with respect to those shares of common stock acquired prior to this offering. Any common stock acquired by our existing stockholders, officers and directors in the offering or aftermarket will be considered part of the holdings of the public stockholders. Except with respect to the conversion rights afforded to public stockholders, our existing stockholders, officers and directors will have the same rights as other public stockholders with respect to such shares, including voting rights in connection with a potential business combination. Therefore, they may vote such share on a proposed business combination any way they choose.

Summary Compensation Table

At present, we do not compensate any of our officers other than Mr. Barrantes, our Executive Vice President and Chief Financial Officer, whose employment commenced on September 11, 2006. Following the acquisition, Robert Allan, the Chief Executive Officer of Royal Wolf, will be deemed to be one of our executive officers, and Peter McCann and James Warren may be deemed to be key employees.

The following table sets forth summary information concerning the compensation paid by us during the year ended December 31, 2006 and by Royal Wolf during the last three years ended June 30, 2007 to executive officers and key employees following the acquisition:

Name	Title	Year		Salary		Bonus	Total

Charles E. Barrantes	Chief Financial Officer	2006	(1)	$65,482	(2)	$—	$65,482
Robert Allan	Chief Executive Officer	2007		$236,402		$—	$236,402
	Royal Wolf Trading Australia Pty	2006		$177,568		$—	$177,568
	Limited	2005		$152,188		$7,486	$159,674
Peter McCann	Chief Financial Officer	2007		$213,075		$—	$213,075
	Royal Wolf Trading Australia Pty	2006		$204,880		$—	$204,880
	Limited	2005		$197,000		$26,540	$223,540
James Warren	Chief Operating Officer	2007		$204,880		$—	$204,880
	Royal Wolf Trading Australia Pty	2006		$191,484		$—	$191,484
	Limited	2005		$185,180		$39,400	$224,580

(1)	Mr. Barrantes joined us in September 2006.

(2)	Includes $3,361 of reimbursed medical premiums.